[AVI BIOPHARMA LETTERHEAD]

May 16, 2008

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:          AVI BioPharma, Inc. (the “Company”)

Request for Acceleration of Effective Date for Registration Statement on Form S-3 filed April 1, 2008, as amended by Amendment No. 1 filed May 16, 2008

SEC File No. 333-150021

Ladies and Gentlemen:

We have previously received your letter dated April 9, 2008 in which you noted that Part III of the Company’s Form 10-K for the year ended December 31, 2007 incorporated by reference to the Company’s definitive proxy statement, which had not been filed as of the date of your letter.  In your letter, you indicated that, prior to the effectiveness of the Company’s Registration Statement on Form S-3, the Company needed to do one of the following: (i) amend the Form S-3 to include the required information; (ii) file a definitive proxy statement; or (iii) amend its Form 10-K to include the Part III information.  On April 15, 2008, the Company filed its definitive proxy statement which contained the Part III information incorporated by reference in the Company’s Form 10-K.

Accordingly, the undersigned respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that the same will be effective at 12:00 P.M. Eastern Standard Time on May 16, 2008 or as soon thereafter as practicable.

The undersigned hereby acknowledges on behalf of the Company that as of the date hereof:

•                                          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•                                          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•                                          the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing please contact the undersigned at (503)227-0554.

Sincerely,

/s/ Alan P. Timmins

Alan P. Timmins

President and Chief Operating Officer, AVI BioPharma, Inc.